SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

Beyond Air, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

08862L103
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Charles Mosseri Marlio
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,018,707*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,018,707*
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by each Reporting Person 3,018,707
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 9.99%**
12.	Type of Reporting Person (See Instructions) IN

*Includes 108,816 shares of common stock issuable upon exercise of the warrants issued to Mr. Mosseri Marlio in connection with a facility agreement with certain lenders in March 2020 (the “Warrants”).

**Calculated based on 30,091,307 shares outstanding as of February 9, 2023 as provided in the Issuer’s Form 10-Q filed on February 10, 2023, plus 108,816 shares of common stock issuable upon exercise of the Warrants. The provisions of the Warrants restrict the exercise of such securities to the extent that, upon such exercise, the number of shares then beneficially owned by the holder would exceed 9.99% of the total number of shares of the Issuer then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon exercise of the Warrants to the extent that upon such exercise the number of shares beneficially owned by the reporting person, in the aggregate, would exceed the Ownership Cap.

Item l(a). Name of Issuer:

Beyond Air, Inc.

Item l(b). Address of Issuer's Principal Executive Offices:

900 Stewart Avenue, Suite 301
Garden City, NY 11530

Item 2(a) & (b). Name and Principal Business Offices of Persons Filing:

Charles Mosseri-Marlio
27 Ripplevale Grove
London N1 1HS, UK

Item 2(c). Citizenship:

United Kingdom

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e). CUSIP Number:

08862L103

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8).

(e) [ ] An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) [ ] Group, in accordance with §240.13d–1(b)(1)(ii)(J).

Item 4. Ownership.

(a)
Amount beneficially owned:

3,018,707*

(b)
Percent of Class:

9.99%**

(c)
Number of shares as to which such person has:

(i)
sole power to vote or to direct the vote:

3,018,707

(ii)
shared power to vote or to direct the vote:

0

(iii)
sole power to dispose or to direct the disposition of:

3,018,707

(iv)
shared power to dispose or to direct the disposition of:

0

5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

8. Identification and Classification of Members of the Group.

N/A

9. Notice of Dissolution of Group.

N/A

*Includes 108,816 shares of common stock issuable upon exercise of the warrants issued to Mr. Mosseri Marlio in connection with a facility agreement with certain lenders in March 2020 (the “Warrants”).

**Calculated based on 30,091,307 shares outstanding as of February 9, 2023 as provided in the Issuer’s Form 10-Q filed on February 10, 2023, plus 108,816 shares of common stock issuable upon exercise of the Warrants. The provisions of the Warrants restrict the exercise of such securities to the extent that, upon such exercise, the number of shares then beneficially owned by the holder would exceed 9.99% of the total number of shares of the Issuer then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon exercise of the Warrants to the extent that upon such exercise the number of shares beneficially owned by the reporting person, in the aggregate, would exceed the Ownership Cap.

10. Certification. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023	By:	/s/ Charles Mosseri Marlio
	Name:	Charles Mosseri Marlio